                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                      REGISTRATION NO. 333-55086

PROSPECTUS

                          ACACIA RESEARCH CORPORATION

                              2,254,548 SHARES OF
                                  COMMON STOCK

                               ------------------

    Selling Securityholders who are identified in this prospectus may offer and sell from time to time up to 2,254,548 shares of common stock of Acacia Research Corporation by using this prospectus.

    The offering price for the common stock may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, at negotiated prices or such other price as the Selling Securityholders determine from time to time.

    Acacia Research Corporation's common stock is traded on the Nasdaq National Market under the ticker symbol "ACRI." On February 21, 2001, the closing sale price of the common stock, as reported by Nasdaq, was $12.625 per share.

    THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD ACQUIRE THESE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is February 22, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
The Company.................................................      1

Recent Developments.........................................      2

Risk Factors................................................      6

Forward-Looking Statements..................................     14

Use of Proceeds.............................................     15

Selling Securityholders.....................................     16

Plan of Distribution........................................     18

Legal Matters...............................................     18

Experts.....................................................     18

Available Information.......................................     18

Incorporation of Certain Documents by Reference.............     19

                                    SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION ABOUT OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE.

THE COMPANY

    Acacia Research Corporation develops and operates majority-owned subsidiaries in the life science and technology industries. Our most important subsidiary is CombiMatrix Corporation, which is developing a new biochip technology. Our primary focus is to enhance the value of this technology by forming and acquiring companies that can utilize this new technology in the medical, life science and research industries.

    Our other majority-owned subsidiaries include: Advanced Material
Sciences, Inc., which holds the exclusive license for CombiMatrix's biological array processor technology in certain fields of material sciences and Soundview Technologies Incorporated, which owns a patent for television V-chip technology. All of our subsidiaries are start-up or development-stage ventures with limited or no operating histories and none of our subsidiaries have generated any significant revenues to date. Our subsidiaries have primarily relied upon selling equity securities, including sales to and loans from us, to generate the funds they need to finance implementation of their operating plans.

    We have also acquired minority-ownership positions in Advanced Data Exchange, which provides an electronic exchange to facilitate business to business trading relationships; Greenwich Information Technologies, LLC, a licensing company for an international portfolio of video-on-demand patents; and Mediaconnex Communications Incorporated, which is developing software products for inventory and sales management solutions for the television and cable broadcasting industry.

    Through our majority-owned subsidiaries, we engage in the following businesses:

                                                                              OWNERSHIP % AS OF
                                                                            SEPTEMBER 30, 2000 ON
COMPANY NAME                                DESCRIPTION OF BUSINESS         AN AS CONVERTED BASIS
------------                          ------------------------------------  ---------------------
Advanced Material Sciences, Inc.....  A newly formed company that holds              66.7%
                                      the exclusive license for
                                      CombiMatrix's biological array
                                      processor technology in certain
                                      fields of material science.

CombiMatrix Corporation.............  A biotech company with a proprietary           58.3%
                                      system for the rapid,
                                      cost-competitive creation of DNA and
                                      other compounds on a programmable
                                      semiconductor chip. This proprietary
                                      technology has significant
                                      applications relating to genetics
                                      and DNA.

Soundview Technologies
  Incorporated......................  A technology company that owns                 66.7%
                                      intellectual property related to the
                                      telecommunications field, including
                                      a television blanking system, also
                                      known as the "V-chip."

    We also hold minority interests in the following businesses:

                                                                              OWNERSHIP % AS OF
                                                                            SEPTEMBER 30, 2000 ON
COMPANY NAME                                DESCRIPTION OF BUSINESS         AN AS CONVERTED BASIS
------------                          ------------------------------------  ----------------------
Advanced Data Exchange (formerly
  known as The EC Company)..........  A technology company that enables               5.2%
                                      mid-sized companies to streamline
                                      the exchange of business documents
                                      over the Internet with supply chain
                                      partners and emerging digital
                                      marketplaces.

Greenwich Information
  Technologies LLC..................  A marketing and licensing agent for            33.3%
                                      several patents relating to
                                      video-on-demand and audio-on-demand
                                      technology.

Mediaconnex Communications, Inc.....  A company developing technology that           31.0%
                                      will enable buying and selling of
                                      broadcast media over the Internet.

    We were initially incorporated in the State of California on January 25, 1993, and conducted our initial public offering on June 15, 1995. We reincorporated in the State of Delaware on December 28, 1999. Our common stock trades on the Nasdaq National Market under the symbol "ACRI." The closing sale price of our common stock on February 21, 2001 as reported on the Nasdaq National Market was $12.625 per share. The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

    As used in this prospectus, "we," "us" and "our" refer to Acacia Research Corporation and its consolidated subsidiaries. Throughout this prospectus, CombiMatrix, Advanced Data Exchange, Greenwich Information Technologies, Mediaconnex, Soundbreak.com and Soundview Technologies are collectively referred to as our subsidiary companies; however, we do not act as an agent or legal representative for any of our subsidiary companies. See "Risk Factors" for certain risks associated with individual subsidiary companies.

    Our executive offices are located at 55 South Lake Avenue, Pasadena, California 91101 and our telephone number is (626) 396-8300. Our website address is www.acaciaresearch.com. Neither the information contained in our website nor the websites linked to our website shall be deemed to be a part of this prospectus.

RECENT DEVELOPMENTS

    In January 2000, we acquired a 7.6% interest in Advanced Data Exchange for $3 million out of a $17.3 million private placement of "non-voting" Series B Preferred Stock. Advanced Data Exchange is a corporation engaged in business-to-business Internet exchange transactions that allow mid-sized companies to exchange purchase orders, purchase order acknowledgements, advance ship notices, invoices and other business documents over the Internet with supply chain partners and emerging digital marketplaces.

    In February 2000, we issued a 30-day redemption notice for common stock purchase warrants issued in a December 1999 private placement. As a result, all of the warrants were exercised prior to the redemption date and we received proceeds of approximately $14.8 million for the issuance of 578,238 shares of common stock.

    In March 2000, CombiMatrix completed a private equity financing raising gross proceeds of $17.5 million through the sale of 3.5 million shares of CombiMatrix common stock. Acacia invested $10 million in this private placement to acquire 2 million shares of CombiMatrix. As a result of the transaction, Acacia increased equity ownership in CombiMatrix from 50.01% to 51.8%.

    Also in March 2000, Soundbreak.com completed a "non-voting" Series C Preferred private equity financing raising gross proceeds of $19 million through the sale of shares of 188,437 Series C Preferred Stock. Acacia invested
$9 million in this private placement to acquire 90,000 shares. As a result of the transaction, our equity ownership in Soundbreak.com decreased from 73.6% to 66.9%.

    In July 2000, we increased our ownership of CombiMatrix from 51.8% to 61.4%. Acacia acquired the additional ownership position from existing shareholders of CombiMatrix in exchange for 488,557 restricted shares of its common stock. This purchase was accounted for as a step acquisition. The purchase price was allocated to the fair value of assets acquired and liabilities assumed, including acquired in-process research and development. The amount attributable to goodwill was $2.9 million which is amortized using the straight line method over the estimated remaining useful life of five years. The amount attributable to in-process research and development of $2.5 million was charged to expense and is included in the statements of operations for the three and nine months ended September 30, 2000.

    In July 2000, we completed a private offering of 861,638 units at $27.50 per unit for gross proceeds of approximately $23.7 million. Each unit consisted of one share of common stock and one common stock purchase warrant entitling the holder to purchase one share of common stock at an exercise price of $33.00 per share, subject to adjustment, expiring in three years. The warrants are callable by Acacia once the closing bid price of the Company's common stock averages $39.60 or above for 20 consecutive trading days on the Nasdaq National Market System.

    Also in July 2000, Gerald D. Knudson, the chief executive officer of CombiMatrix, was appointed to our Board of Directors. Robert L. Harris II, a director of the Company, was named President of Acacia.

    In August 2000, CombiMatrix completed a private equity financing raising gross proceeds of $36 million through the sale of 4 million shares of CombiMatrix common stock. We invested $17.5 million in this private placement to acquire 1,944,445 shares. As a result of the transaction, Acacia's equity ownership in CombiMatrix decreased from 61.4% to 58.6%.

    Also in August 2000, CombiMatrix was granted a U.S. patent for its biochip micro array processor system, which enables quick and economical turnaround of custom-designed microarrays for use in biological research. A microarray consists of a chemical "virtual flask" located on the surface of a semi-conductor chip containing thousands of microarrays, which are separated from each other using special solutions instead of physical barriers. Each microarray has electronic circuitry that may be directed by a computer to construct a specified compound. The patent covers CombiMatrix's core technology, which is a method for producing microarrays by synthesizing biological materials on a three-dimensional, active surface.

    During the fourth quarter of 2000, we entered into a licensing and supply agreement and related registration rights and co-sale agreements with CombiMatrix pertaining to the use of their technology within the field of toxicology. Toxicology includes the identification, detection, characterization and treatment of adverse effects from chemicals, including drugs. The principal terms of the toxicology agreements and our understandings with CombiMatrix are as follows:

    - a new affiliate engaged in the toxicology field, or Toxco, must be acquired by us within the next six months or our agreement regarding Toxco will terminate;

    - Toxco will become one of CombiMatrix' initial beta customers, and during the beta period, CombiMatrix will endeavor to develop a biological array processor for use in the field of toxicology;

    - it is contemplated that Toxco will commence commercialization of a product within approximately one year;

    - if a biological array processor for toxicology has been successfully developed and becomes available for commercial use, CombiMatrix will receive a 10% minority equity interest in Toxco and anti-dilution protection for our interest at least through the first round of outside financing of Toxco although there is no guarantee that CombiMatrix will receive this interest;

    - CombiMatrix will not sell biological array processors for use in the toxicology field to specified direct competitors of Toxco for one year after the first delivery of a commercial product to Toxco, and may extend such exclusivity period for an additional year at CombiMatrix' discretion;

    - at the time of Toxco's first commercial order of biological array processors, Toxco will pay us a $1 million one-time licensing fee to use and resell biological array processors for use within the field of toxicology;

    - Toxco will purchase its requirements for biological array processors from CombiMatrix over the term of the agreement, subject to specified capacity limitations;

    - we expect CombiMatrix to provide commercial biological array processors to Toxco, at a substantial discount off the price that we expect to charge third parties, and this discount will increase based upon the number of units purchased;

    - we are under no obligation to make any additional equity investments in Toxco;

    - Toxco's board of directors will have three of our designees and two designees of CombiMatrix;

    - the initial term of the agreement is five years after the completion of a commercial product for sale;

    - CombiMatrix will grant Toxco a worldwide, non-exclusive license to use its technology and to resell biological array processors for use in the field of toxicology;

    - all improvements to CombiMatrix' technology will be owned by CombiMatrix;

    - the sequences on our biological array processors used by Toxco and all related improvements will be owned by Toxco; and

    - we and CombiMatrix will be granted registration and co-sale rights in connection with the investment pursuant to a co-sale agreement and an investor's rights agreement.

    Also in the fourth quarter of 2000, we entered into an exclusive license and development agreement with CombiMatrix and related co-sale and investor's rights agreements pertaining to the use and further development of CombiMatrix' technology within the field of material science. Material science includes fuel cell catalysts, battery materials, sensor arrays, electronic and electrochemical materials, and other materials relating to the use, storage, conversion and delivery of energy, other than those involving living or biologic systems. We have formed a new subsidiary, Advanced Material Sciences, Inc., or AMS, that will develop and exploit our technology in material science. The principal terms of the agreements and our understanding with CombiMatrix are as follows:

    - CombiMatrix has acquired a 33 1/3% minority interest in AMS in exchange for a $1 million capital contribution;

    - CombiMatrix will exclusively license its biological array processor technology to AMS for use in the material science field on a worldwide basis;

    - CombiMatrix will receive a typical royalty on all net sales of AMS generated from the sale of products in the area of material science;

    - CombiMatrix will receive a royalty free, worldwide license to use improvements to our technology developed by AMS in all fields outside of material sciences;

    - the initial term of the agreement is 20 years;

    - We are under no obligation to make any additional equity investments in AMS;

    - AMS's board of directors will have three of our designees and two designees of CombiMatrix; and

    - we and CombiMatrix are granted registration and co-sale rights in connection with the investment pursuant to a co-sale agreement and an investor's rights agreement.

    In November 2000, CombiMatrix filed with the Securities and Exchange Commission a registration statement relating to the proposed initial public offering of its Common Stock. Salomon Smith Barney was named as lead manager for the proposed offering with J.P. Morgan & Co. acting as co-manager. All of the shares in the proposed offering are to be sold by CombiMatrix.

    In January 2001, we announced that our majority-owned subsidiary, MerkWerks Corporation, had sold its CD-recording software product and the WonderWriter trademark to NTI Corp. The WonderWriter, which was MerkWerk's sole product, is user-friendly software designed for use on Mac OS with CD-recordable drives and allows users to copy and record data, music, video and multimedia information on CD-R/RW disks.

    In February 2001, we announced the closure of our majority-owned subsidiary, Soundbreak.com Incorporated, which was a new media company featuring 24 hour video streaming of music and live performances hosted by professional talent. In connection with the closing of Soundbreak.com, we have recorded approximately $2.1 million of expenses for the fiscal year ended December 31, 2000.

                                  RISK FACTORS

    INVESTMENT IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD ONLY PURCHASE SHARES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN DECIDING WHETHER TO BUY OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND INFORMATION WE HAVE INCORPORATED BY REFERENCE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

BECAUSE OUR BUSINESS OPERATIONS ARE SUBJECT TO MANY INHERENT AND UNCONTROLLABLE RISKS, WE MAY NOT SUCCEED.

    We have significant economic interests in our subsidiary companies. Our business operations are therefore subject to numerous risks, challenges, expenses and uncertainties inherent in the establishment of new business enterprises. Many of these risks and challenges are subject to outside influences over which we have no control, including:

    - our subsidiary companies' products and services face uncertain market acceptance;

    - technological advances may make our subsidiary companies' products and services obsolete or less competitive;

    - competition;

    - increases in operating costs, including costs for supplies, personnel, and equipment;

    - the availability and cost of capital;

    - general economic conditions; and

    - governmental regulation that excessively restricts our subsidiary companies' businesses.

    We cannot assure you that our subsidiary companies will be able to market any product or service on a commercial scale, that our subsidiary companies will ever achieve or maintain profitable operations or that they, or we, will be able to remain in business.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, WE CANNOT ASSURE THAT OUR OPERATIONS WILL BE PROFITABLE.

    We commenced operations in 1993 and, accordingly, have a limited operating history. In addition, many of our subsidiary companies are in the early stages of development and have limited operating histories. You should consider our prospects in light of the risks, expenses, and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will be profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

    During the fiscal year ended December 31, 1999, we had an operating loss of approximately $8.6 million and a net loss of approximately $8.2 million. During the fiscal ended December 31, 2000, we had an unaudited operating loss of approximately $38.4 million and an unaudited net loss of approximately
$40.0 million. If we continue to have operating losses, we may not have enough money to expand our business and our subsidiary companies' businesses in the future.

BECAUSE OF THE RISKS INHERENT IN INVESTING IN EMERGING COMPANIES, INCLUDING THE LACK OF OPERATING HISTORIES AND UNPROVEN TECHNOLOGIES AND PRODUCTS, YOU MAY INCUR SUBSTANTIAL LOSSES.

    Investing in emerging companies carries a high degree of risk, including difficulties in selecting ventures with viable business plans and acceptable likelihoods of success and future profitability. There is a high probability of loss associated with investments in emerging companies. We must also dedicate significant amounts of financial resources, management attention and personnel to identify and develop each new business opportunity, without any assurance that these expenditures will prove fruitful.

    We generally invest in start-up ventures with no operating histories, unproven technologies and products and, in some cases, without experienced management. We may not be successful in developing these start-up ventures. Because of the uncertainties and risks associated with such start-up ventures, you should expect substantial losses associated with failed ventures.

    In addition, the market for venture capital in the United States is increasingly competitive. As a result, we may lose business opportunities and may need to accept financing and equity investments on less favorable terms. Also, we may be unable to participate in additional ventures because we lack the financial resources to provide them with full funding. We, as well as our subsidiary companies, may need to depend on external financing to provide sufficient capital.

BECAUSE OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, OUR STOCK PRICE MAY BE MORE VOLATILE THAN OTHER COMPANIES.

    Our operating results may vary significantly from quarter to quarter due to a variety of factors, including:

    - the operating results of our current and future subsidiary companies;

    - the nature and timing of our investments in new subsidiary companies;

    - our decisions to acquire or divest interests in our current and future subsidiaries may create changes in losses or income and amortization of goodwill;

    - changes in our methods of accounting for our current and future subsidiaries may cause us to recognize gains or losses under applicable accounting rules;

    - the timing of the sales of equity interests in our current and future subsidiary companies;

    - our ability to effectively manage our growth and the growth of our subsidiary companies; and

    - the cost of future acquisitions could increase from intense competition from other potential acquirers of technology-related companies or ideas.

    We have incurred and expect to continue to incur significant expenses in pursuing and developing new business ventures. To date, we have lacked a consistent source of recurring revenue. Each of the factors we have described may cause our stock to be more volatile than other companies.

BECAUSE OUR SUBSIDIARY COMPANIES MAY NOT GENERATE ANY REVENUES, AND OPERATING RESULTS FROM OUR SUBSIDIARY COMPANIES MAY FLUCTUATE SIGNIFICANTLY, OUR OWN OPERATING RESULTS MAY BE NEGATIVELY AFFECTED.

    Our operating results may be materially impacted by the operating results of our subsidiary companies. None of our subsidiary companies have generated any significant revenues to date. We cannot assure that these companies will be able to meet their anticipated working capital needs to develop their products and services. If they fail to properly develop these products and services, they will be unable to generate meaningful product sales. We anticipate that these subsidiary companies operating results are likely to vary significantly as a result of a number of factors, including:

    - the timing of new product introductions by each subsidiary company;

    - the stage of development of the business of each subsidiary company;

    - the technical feasibility of each subsidiary company's technologies and techniques;

    - the novelty of the technology owned by these subsidiary companies;

    - the level of product acceptance;

    - the strength of each subsidiary company's intellectual property rights;

    - each subsidiary company's ability to exploit and commercialize its technology;

    - the volume and timing of orders received and product line maturation;

    - the impact of price competition; and

    - each subsidiary company's ability to access distribution channels.

    Many of these factors are beyond our subsidiary company's control. We cannot provide any assurance that any partner company will experience growth in the future or be profitable on an operating basis in any future period.

THE POTENTIAL LACK OF MARKET ACCEPTANCE OF THE PRODUCTS OF EMERGING COMPANIES MAY RESULT IN OPERATING LOSSES.

    Our subsidiary companies are generally emerging companies with little or no existing revenues. Often, emerging companies have new and unproven business plans and products for which market acceptance has not been obtained. We can give you no assurance that our subsidiary companies will ever generate revenues or achieve profitability. We further describe the risks facing a number of our subsidiary companies below.

    ADVANCED MATERIAL SCIENCES. Although Advanced Material Sciences holds the exclusive license for CombiMatrix's biological array processor technology in certain fields of material sciences, it is a developmental stage company without any significant revenues.

    COMBIMATRIX. CombiMatrix is developing a proprietary biochip microarray processor system that integrates semiconductor technology with new developments in biotechnology and chemistry. Although CombiMatrix has been awarded three federal contracts, CombiMatrix is a developmental stage company without any significant current revenues. Its current activities relate almost exclusively to research and development.

    Because the technologies critical to the success of this industry are in their infancy, we cannot assure that CombiMatrix will be able to successfully implement its technologies. If its technologies are successful, CombiMatrix intends to pursue collaborations with pharmaceutical companies for activities such as screening potential drug compounds. We cannot assure you that CombiMatrix, even if successful in developing its technologies, would be able to successfully implement collaborative efforts with pharmaceutical companies.

    SOUNDVIEW TECHNOLOGIES. Soundview Technologies was formed to commercialize patent rights of a method of video and audio blanking technology, also known as V-chip technology, that screens objectionable television programming and blocks it from the viewer. It is uncertain if and to what extent Soundview Technologies will be able to profitably exploit its technology.

    ADVANCED DATA EXCHANGE. Advanced Data Exchange provides a hosted Internet transaction exchange that manages data standards and facilities trading relationships within and across communities to enable the exchange of business-to-business e-commerce transactions. To date, Advanced Data Exchange is in the development stage and has created a minimal number of relationships with vendors and buyers for business-to-business e-commerce transactions. Advanced Data Exchange's business model is new and unproven and we cannot give you any assurance that vendors and buyers will use its services for Internet transactions.

    GREENWICH INFORMATION TECHNOLOGIES. Greenwich Information Technologies is the exclusive marketing and licensing agent for a number of domestic and international patents pertaining to information-on-demand systems. To date, Greenwich Information Technologies has yet to license any of its patents. It is uncertain if and to what extent Greenwich Information Technologies will be able to profitably market and license its rights to the information on-demand technology.

    MEDIACONNEX. Mediaconnex develops software that performs inventory and sales management functions for television and cable broadcasters using the Internet. To date, Mediaconnex has not generated any revenues nor signed contracts with significant customers. We cannot provide assurance that Mediaconnex will ever be able to successfully market its services.

IF WE ENCOUNTER UNFORESEEN DIFFICULTIES AND CANNOT OBTAIN ADDITIONAL FUNDING ON FAVORABLE TERMS, OUR BUSINESS MAY SUFFER.

    As of September 30, 2000, we had working capital of $81.8 million and stockholders' equity of $78.2 million based on our consolidated financial statements. However, a portion of these funds were held by our consolidated subsidiaries and thus are restricted to use in the business of the particular subsidiary.

    To date, our subsidiary companies have primarily relied upon selling equity securities, including sales to and loans from us, to generate the funds they needed to finance implementing their plans of operations. Our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interest.

    We cannot assure that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt, or other external financings; however, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for ourselves and our subsidiary companies, we may not be able to execute our business plans and our business may suffer.

BECAUSE EACH SUBSIDIARY COMPANY'S SUCCESS GREATLY DEPENDS ON THEIR ABILITY TO DEVELOP AND MARKET NEW PRODUCTS AND SERVICES AND TO RESPOND TO THE RAPID CHANGES IN TECHNOLOGY AND DISTRIBUTION CHANNELS, WE CANNOT ASSURE THAT OUR SUBSIDIARY COMPANIES WILL BE SUCCESSFUL IN THE FUTURE.

    The markets for each subsidiary company's products are marked by extensive competition, rapidly changing technology, frequent product and service improvements, and evolving industry standards. We cannot assure you that our subsidiary company's existing or future products and services will be successful or profitable. We also cannot assure you that competitor's products, services or technologies will not render our subsidiary companies' products and services noncompetitive or obsolete.

    Our success will depend on our subsidiary companies' ability to adapt to this rapidly evolving marketplace and to develop and market new products and services or enhance existing ones to meet changing customer demands. Our subsidiary companies may be unable to adequately adapt products and services or acquire new products and services that can compete successfully. In addition, our subsidiary companies may be unable to establish and maintain effective distribution channels.

THE FUTURE PLANS OF A NUMBER OF SUBSIDIARY COMPANIES DEPEND ON INCREASED USE OF THE INTERNET BY BUSINESSES AND INDIVIDUALS AND THUS OUR BUSINESS MAY SUFFER IF USE OF THE INTERNET FAILS TO GROW IN THE FUTURE.

    Commercial use of the Internet is currently at an early stage of development and the future of the Internet is not clear. Because a significant amount of our resources will be allocated to our existing and future Internet companies, including Advanced Data Exchange and Mediaconnex, our business may suffer if commercial use of the Internet fails to grow in the future.

    Because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as privacy, pricing, content and taxation of Internet commerce. If the U.S. or other governments enact any additional laws or regulations it may impede the growth of the Internet and our Internet-related businesses and we could face additional financial burdens.

OUR BUSINESS MAY BE HARMED IF MARKET AND OTHER CONDITIONS ADVERSELY AFFECT OUR ABILITY TO DISPOSE OF CERTAIN ASSETS AT FAVORABLE PRICES.

    An element of our business plan involves disposing of, in public offerings or private transactions, our subsidiary companies and future partner companies, or portions thereof, that we have acquired and developed, to the extent such assets are no longer consistent with our business plan. If we sell such assets, the price we receive for these assets will be dependent upon market and other conditions. Market and other conditions largely beyond our control affect:

    - our ability to effect these sales;

    - the timing of these sales; and

    - the amount of proceeds from these sales.

    We may not be able to sell some or any of these assets due to poor market and other conditions. In addition, even if we are able to sell, we may not be able to sell at favorable prices. As a result, we may be adversely affected because we will be unable to dispose of assets or may receive a lesser amount for our assets than we believe is favorable.

OUR GROWTH PLACES STRAINS ON OUR MANAGERIAL, OPERATIONAL, AND FINANCIAL
RESOURCES.

    Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Further, as the number of our subsidiary companies and their respective businesses grow, we will be required to manage multiple relationships. Any further growth by us or our subsidiary companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational, and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan. In addition, our future success depends on our ability to expand our organization to match the growth of our business and our subsidiaries.

IF OUR BUSINESS AND OUR SUBSIDIARY COMPANIES ARE TO SUCCEED, WE WILL NEED TO ATTRACT AND RETAIN QUALIFIED PERSONNEL. WE CANNOT ASSURE THAT WE WILL BE ABLE TO ASSEMBLE AND RETAIN THE NECESSARY MANAGEMENT AND MARKETING TEAMS.

    CombiMatrix currently intends to develop, market, sell and license its products and services directly to customers. Because CombiMatrix has not completed research and development of its products, it has not hired marketing and sales personnel or finalized strategic marketing plans. We cannot assure you that CombiMatrix will be able to attract and retain qualified marketing and sales personnel or that any marketing efforts undertaken by it will be successful.

    We believe that our success will depend on continued employment by us and our subsidiary companies of senior management and key technical personnel. Our subsidiary companies will need to attract, retain and motivate qualified management personnel to execute their current plans and to successfully develop commercially viable products and services. Competition for qualified personnel is intense and we cannot assure you that we will successfully retain our existing key employees or attract and retain any additional personnel we may require.

    Each of our subsidiary companies has key executives upon whom we significantly depend and the success of those subsidiary companies depends on our ability to retain and motivate those individuals.

OUR SUBSIDIARY COMPANIES FACE INTENSE COMPETITION AND WE CANNOT ASSURE THAT THEY WILL BE SUCCESSFUL.

    Each of our subsidiary companies faces intense competition. Many of the competitors to our subsidiary companies have greater financial, marketing, and other resources. In addition, a number of competitors may have greater brand recognition and longer operating histories, than our subsidiary companies. Our subsidiary companies also face the risks described below.

    ADVANCED MATERIAL SCIENCES. The material sciences industry is subject to intense competition and rapid change. Many competitors have more experience in research and development than Advanced Material Sciences.

    COMBIMATRIX. The pharmaceutical and biotechnology industries are subject to intense competition and rapid and significant technological change. CombiMatrix anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies become available. Many of these competitors have more experience in research and development than CombiMatrix. Technological advances or entirely different approaches developed by one or more of CombiMatrix's competitors could render CombiMatrix's processes obsolete or uneconomical. The existing approaches of CombiMatrix's competitors or new approaches or technology developed by CombiMatrix's competitors may be more effective than those developed by CombiMatrix.

    ADVANCED DATA EXCHANGE. Competition for Internet products and services is intense. Advanced Data Exchange competes for a share of a customer's purchasing budget for services, materials and supplies with other online providers and traditional distribution channels. Several companies offer competitive solutions that compete with Advanced Data Exchange. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by Advanced Data Exchange. Advanced Data Exchange may be at a disadvantage in responding to their competitors pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.

    SOUNDVIEW TECHNOLOGIES. We believe that Soundview Technologies' V-chip technology is protected by enforceable patent rights. However, other companies may develop competing technologies that offer better or less expensive alternatives to those offered by Soundview Technologies. Many potential competitors, including television manufacturers, have significantly greater resources

    GREENWICH INFORMATION TECHNOLOGIES. Although we believe that Greenwich Information Technologies has marketing and licensing rights to enforceable patents and other intellectual property relating to video and audio on demand, we cannot assure you that other companies will not develop competing technologies that offer better or less expensive alternatives to those offered by Greenwich Information Technologies. In the event a competing technology emerges, Greenwich Information Technologies would expect substantial competition.

    MEDIACONNEX. The market for the sale of commercial inventory for television and cable broadcasters is highly competitive and rapidly changing. In addition to the long-standing traditional sales channels, there are a number of newly created Internet-based sites competing for market acceptance among the broadcasters and media buyers. Because Mediaconnex's software is not yet complete, acceptance of its software and business model in the market is unproven and speculative. Moreover, because there are few barriers to entry, competition is likely to increase, including the probability of established competitors expanding their current offering of services.

WE CANNOT ASSURE THAT WE WILL BE ABLE TO EFFECTIVELY PROTECT OUR SUBSIDIARY COMPANIES' PROPRIETARY TECHNOLOGY AND WE COULD ALSO BE SUBJECT TO INFRINGEMENT CLAIMS.

    The success of our subsidiary companies relies, to varying degrees, on proprietary rights and their protection or exclusivity. Although reasonable efforts will be taken to protect their proprietary rights, the complexity of international trade secret, copyright, trademark and patent law, and common law, coupled with limited resources and the demands of quick delivery of products and services to market, create risk that these efforts will prove inadequate. From time to time, we may be subject to third party claims in the ordinary course of business, including claims of alleged infringement of proprietary rights by us and our subsidiary companies. Any such claims may damage our business by subjecting us and our subsidiary companies to significant liability for damage and invalidating proprietary rights, with or without merit, could subject our subsidiary companies to costly litigation and the diversion of their technical and management personnel.

    CombiMatrix, Greenwich Information Technologies and Soundview Technologies depend largely on the protection of enforceable patent rights. They have applications on file with the U.S. Patent and Trademark Office seeking patents on their core technologies and/or have patents or rights to patents that have been issued. We cannot assure you that the pending patent applications will be issued, that third parties will not violate, or attempt to invalidate these intellectual property rights, or that certain aspects of their intellectual property will not be reverse-engineered by third parties without violating the their patent rights. For certain partner companies, such as Greenwich Information Technologies and Soundview Technologies, proprietary rights constitute the only significant assets of such company.

    Many of our subsidiary companies also own licenses from third parties and it is possible that they could become subject to infringement actions based upon such licenses. Our subsidiary companies generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect them.

    Our subsidiary companies also enter into confidentiality agreements with third parties and generally limit access to information relating to their proprietary rights. Despite these precautions, third parties may be able to gain access to and use their proprietary rights to develop competing technologies and/or products with similar or better features and prices. Any substantial unauthorized use of our subsidiary companies' proprietary rights could materially and adversely affect their business and operational results.

    Soundview Technologies has filed a patent and antitrust lawsuit against television manufacturers, the Consumer Electronics Manufacturers Association, and the Consumer Electronics Association in the federal district court alleging that television sets fitted with "V-chips" infringe Soundview Technologies' patent. However, no assurance can be given that Soundview Technologies will prevail in that action or that the television manufacturers will be required to pay royalties to Soundview Technologies. In December 2000, Soundview Technologies and Philips Electronics North America Corporation reached a confidential settlement agreement whereby Soundview Technologies will receive payment and grant a non-exclusive license of its V-chip patent to Philips Electronics North America Corporation. In January 2001, Soundview Technologies entered into a separate confidential settlement agreement with Hitachi
America Ltd., whereby Soundview Technologies will receive payment and grant a non-exclusive license of its V-chip patent to Hitachi. Soundview Technologies also reached a confidential settlement agreement with Pioneer Electronics
(USA) Inc., an affiliate of Pioneer Corporation, in January 2001 and with Samsung Electronics in February 2001.

    On November 28, 2000, Nanogen, Inc. filed, but did not serve, suit against CombiMatrix and Donald D. Montgomery, Ph.D., a former employee of Nanogen and an officer and director of CombiMatrix, in the United States District Court for the Southern District of California. Nanogen alleges, among other breach of contract and trade secret misappropriation claims, that United States Patent
No. 6,093,302 and other proprietary information belonging to CombiMatrix are instead the property of Nanogen. CombiMatrix and Dr. Montgomery both deny, and intend to vigorously defend against, the claims in the lawsuit. Accordingly, on December 15, 2000, and without waiting for service, CombiMatrix and Dr. Montgomery filed a motion to dismiss the lawsuit. Concurrently, we notified Nanogen of our intent to bring an action against Nanogen and Nanogen's counsel to recover damages resulting from any meritless claims by Nanogen. We also notified Nanogen that we would seek punitive damages in such a proceeding. On December 18, 2000, Nanogen served CombiMatrix and Dr. Montgomery.

THE LACK OF CONTROL OVER DECISION-MAKING AND DAY-TO-DAY OPERATIONS AT CERTAIN SUBSIDIARY COMPANIES MEANS THAT WE CANNOT PREVENT THEM FROM TAKING ACTIONS THAT WE BELIEVE MAY RESULT IN ADVERSE CONSEQUENCES.

    ADVANCED DATA EXCHANGE. We currently own a 5.2% interest in Advanced Data Exchange and have no board representation. Additional rounds of equity financing may further dilute our interest in Advanced Data Exchange. We do not have the ability to control decision-making at Advanced Data Exchange.

    GREENWICH INFORMATION TECHNOLOGIES. We currently maintain a membership interest of 33.3% in Greenwich Information Technologies. Although we are a senior member of Greenwich Information Technologies, we do not hold a majority of the board of three senior members, and we have no control over its day-to-day operations.

    MEDIACONNEX. We currently own 73.77% of the outstanding Series A Preferred Stock of Mediaconnex. The holders of the Series A Preferred Stock, voting together as a class, have the right to designate two members to the board of directors of Mediaconnex, giving us the right to control 40% of the board. To date, Paul Ryan, our Chief Executive Officer, and Amit Kumar, Vice President, Life Sciences, have been appointed to the board of directors of Mediaconnex. This minority position and board representation gives us influence over, but not the ability to control, decision-making at Mediaconnex.

BECAUSE SOME OF OUR FACILITIES ARE LOCATED NEAR MAJOR EARTHQUAKE FAULT LINES, WE COULD BE MATERIALLY AFFECTED IN THE EVENT OF A MAJOR EARTHQUAKE.

    Our facilities and the facilities of a number of our subsidiary companies, including CombiMatrix, Advanced Data Exchange and Mediaconnex, are located near major earthquake fault lines. In the event of a major earthquake, these facilities could be significantly damaged and/or destroyed, and result in a material adverse loss to us and some of our subsidiary companies. We have not obtained and do not presently intend to obtain earthquake insurance or business interruption coverage.

WE MAY INCUR SIGNIFICANT COSTS TO AVOID INVESTMENT COMPANY STATUS AND MAY SUFFER ADVERSE CONSEQUENCES IF DEEMED TO BE AN INVESTMENT COMPANY.

    We may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the Investment Company Act of 1940. Some of our equity investments may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or regulatory safe harbor applies. If we are deemed an investment company, we would become subject to the requirements of the Investment Company Act. As a consequence, we would be prohibited from engaging in business or issuing its securities as we have in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business.

    Although we believe our investment securities currently comprise less than 40% of our assets, fluctuations in the value of these securities or of our other assets may cause this limit to be exceeded. This would require us to attempt to reduce its investment securities as a percentage of our total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If we sell investment securities, we may sell them sooner than we otherwise would. These sales may be at depressed prices and we may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, we may incur tax liabilities when we sells assets. We may also be unable to purchase additional investment securities that may be important to our operating strategy. If we decide to acquire non-investment security assets, we may not be able to identify and acquire suitable assets and businesses.

THE AVAILABILITY OF SHARES FOR SALE IN THE FUTURE COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

    In the future, we may issue securities to raise cash for acquisitions, and we may also pay for interests in additional subsidiary companies by using a combination of cash and our common stock, or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

    In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

THERE MAY BE VOLATILITY IN OUR STOCK PRICE.

    Our common stock, which is quoted on the Nasdaq National Market, has experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future. The market price of our common stock may decline below the price of the stock sold in this offering. The market prices of the securities of technology and Internet-related companies have been especially volatile.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF OUR COMPANY THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES.

    Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include:

    - Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

    - amendment of our bylaws by the shareholders requires a two-thirds approval of the outstanding shares;

    - the authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover;

    - provisions in our bylaws eliminating stockholders' rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws; and

    - the division of our Board of Directors into three classes with staggered terms for each class, which could make it more difficult for an outsider to gain control of our Board of Directors.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents it incorporates by reference contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

In particular, these statements include the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. These statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. These statements address future events and conditions concerning product development, capital expenditures, earnings, litigation, regulatory matters, markets for products and services, liquidity and capital resources, and accounting matters. Actual results in each case could differ materially from those anticipated in these statements by reason of the factors described under the caption "Risk Factors" and such other factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate, and other circumstances affecting anticipated revenues and costs. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this prospectus to reflect any change in our expectations with regard to those statements or any change in events, conditions or circumstances on which any such statement is based.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares of common stock offered by the Selling Securityholders under this prospectus. We will receive proceeds if Selling Securityholders exercise their warrants or options to purchase shares of common stock. If all of the Selling Securityholders were to exercise their warrants and options, we would receive gross proceeds of $23,672,754. When and if we receive these funds, they will be used for general corporate purposes.

                            SELLING SECURITYHOLDERS

    The shares of common stock offered by this prospectus have been or will be issued to the Selling Securityholders (or their assignees) directly by our company. Of the shares of our common stock covered by this prospectus, 1,127,274 shares were issued to certain Selling Securityholders in a private placement completed in January 2001 under an exemption from registration contained in Regulation D and Section 4(2) of the Securities Act. An additional 1,127,274 shares of common stock (subject to adjustment under certain circumstances) covered by this prospectus are issuable upon the exercise of common stock purchase warrants issued to certain Selling Securityholders in that private placement.

    The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the Selling Securityholders as of January 22, 2001 and the number of shares which may be offered under this prospectus for the account of each of the Selling Securityholders or their transferees from time to time. Except as described in the footnotes to the table, to the best of our knowledge, none of the Selling Securityholders has had any position, office or other material relationship with our company or any of our affiliates.

                                  NUMBER OF SHARES    MAXIMUM NUMBER    NUMBER OF SHARES   PERCENT OF CLASS
                                    BENEFICIALLY     OF SHARES WHICH      BENEFICIALLY       BENEFICIALLY
                                    OWNED PRIOR       MAY BE SOLD IN      OWNED AFTER        OWNED AFTER
SELLING SECURITYHOLDERS            TO OFFERING(1)    THIS OFFERING(1)   THE OFFERING(2)    THE OFFERING(2)
-----------------------           ----------------   ----------------   ----------------   ----------------
Balboa Fund L.P.................      106,422            106,422                  0                 0

Balboa Fund Ltd.................      276,458            256,458             20,000                 *

Balmore S.A.....................       85,714             85,714                  0                 0

Ben Joseph Partners.............       34,286             34,286                  0                 0

Chelonia Fund L.P...............      123,000            123,000                  0                 0

Cranshire Capital, L.P..........      354,286            354,286                  0                 0

EDJ Limited.....................       68,572             68,572                  0                 0

Euram Cap Strat. "A" Fund,
  Ltd...........................       45,714             45,714                  0                 0

Lyxor Asset Management..........      128,670            128,670                  0                 0

Managed Risk Trading, L.P.......       34,286             34,286                  0                 0

Montrose Investments Ltd........      114,284            114,284                  0                 0

Otato L.P.......................       40,000             40,000                  0                 0

Porter Partners L.P.............       68,572             68,572                  0                 0

Pro Capital, Inc.(3)............       40,000             40,000                  0                 0

Ram Trading Ltd.................      142,856            142,856                  0                 0

Redwood Partners LLC............       11,428             11,728                  0                 0

Royal Bank of Canada............      436,754            228,572            208,182              1.21%

Seneca Capital, L.P.............      349,539            111,172            118,455                 *

Seneca Capital International
  Ltd...........................      174,536            231,084             62,764                 *

ZLP Master Fund Ltd.............       28,572             28,572                  0                 0

------------------------

*   Less than 1% of class

(1) Assumes exercise of all common stock purchase warrants or options beneficially owned by the Selling Securityholder at the exercise price and for the maximum number of shares permitted as of the date of this prospectus. Share figures include shares of our common stock issued in the private placement and underlying the common stock purchase warrants as follows:

                                                                             SHARES
                                               SHARES OF COMMON STOCK      UNDERLYING
SELLING SECURITYHOLDERS                      ISSUED IN PRIVATE PLACEMENT    WARRANTS
-----------------------                      ---------------------------   ----------
Balboa Fund L.P............................              53,211               53,211

Balboa Fund Ltd............................             128,229              128,229

Balmore S.A................................              42,857               42,857

Ben Joseph Partners........................              17,143               17,143

Chelonia Fund..............................              61,500               61,500

Cranshire Capital L.P......................             177,143              177,143

EDJ Limited................................              34,286               34,286

Euram Cap Strat. "A" Fund, Ltd.............              22,857               22,857

Lyxor Asset Management.....................              64,335               64,335

Managed Risk Trading, L.P..................              17,143               17,143

Montrose Investments Ltd...................              57,142               57,142

Otato L.P..................................              20,000               20,000

Porter Partners L.P........................              34,286               34,286

Pro Capital, Inc...........................              20,000               20,000

Ram Trading Ltd............................              71,428               71,428

Redwood Partners LLC.......................               5,714                5,714

Royal Bank of Canada.......................             114,286              114,286

Seneca Capital, L.P........................              55,886               55,886

Seneca Capital International Ltd...........             115,542              115,542

ZLP Master Fund, Ltd.......................              14,286               14,286

(2) Assumes that each Selling Securityholder will sell all shares of common stock offered under this prospectus, but not any other shares of common stock beneficially owned by such Selling Securityholder.

(3) Pro Capital, Inc. acted as a finder in connection with the January 2001 private placement.

                              PLAN OF DISTRIBUTION

    The shares of common stock offered by this prospectus may be sold by the Selling Securityholders or by their respective pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The shares may be sold by one or more of the following:

    - one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the Selling Securityholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchase by a broker or dealer as principal and resale by such broker or dealer as principal and resale by such broker or dealer for its account under this prospectus;

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

    - privately negotiated transactions between the Selling Securityholders and purchasers without a broker-dealer.

    The Selling Securityholders may effect such transactions by selling shares to or through broker dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Securityholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. Except for customary selling commissions in ordinary brokerage transactions, any such underwriter or agent will be identified, and any compensation paid to such persons will be described, in a prospectus supplement. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of common stock intended to be sold under this prospectus will be passed upon for the Company by O'Melveny & Myers LLP.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Acacia Research Corporation for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and the shares of common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other documents referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all aspects by such reference.

    We are subject to the information requirements of the Securities Exchange Act of 1934 and therefore we file reports, proxy statements and other information with the Commission. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also makes electronic filings publicly available on its Web site at http://www.sec.gov. Our common stock is traded on the Nasdaq National Market under the symbol "ACRI" and reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents, which we have filed with the Commission under the Exchange Act (SEC File No. 0-26068), are incorporated by reference into this prospectus:

    - our annual report on Form 10-K, as amended for the fiscal year ended December 31, 1999;

    - our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2000 (as amended), June 30, 2000 (as amended), and September 30, 2000;

    - our current reports on Form 8-K filed on February 24, 2000, April 7, 2000 and February 16, 2001; and

    - the description of our common stock contained in Amendment No. 2 to our registration statement on Form 8-A/A dated December 30, 1999.

    All documents that we file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the shares of common stock shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Requests should be directed to the Secretary at Acacia Research Corporation, 55 South Lake Avenue, Pasadena, California 91101, telephone number
(626) 396-8300.

    Information in this prospectus supersedes information incorporated by reference that we filed with the Commission before the date of this prospectus, while information that we file later with the Commission will automatically update and supersede prior information.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You should rely only on the information incorporated by reference, provided in this prospectus or any supplement or that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. However, you should realize that our affairs may have changed since the date of this prospectus. This prospectus will not reflect such changes. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized, if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                          ACACIA RESEARCH CORPORATION

                              2,254,548 SHARES OF
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               February 22, 2001

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